SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                          (Amendment No.____3______)*


                 Information Management Technologies Corporation
              -----------------------------------------------------
                                (Name of Issuer)

                       Class A Common Stock, $.04 par value
          -------------------------------------------------------------
                         (Title of Class of Securities)

                                    456908300
            -----------------------------------------------------
                                 (CUSIP Number)






Check the following box if a fee is  being paid with this statement [ ].

(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 456908300               13G                    Page 2 of 4 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       J. Morton Davis


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION


       United States

--------------------------------------------------------------------------------
   NUMBER OF      5    SOLE VOTING POWER
     SHARES            430,048
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER
      EACH             14,316
   REPORTING      --------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER
      WITH             430,048
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER
                       14,316

--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        444,364
--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


                       7.4%
--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*

                      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 456908300                  13G                    Page 3 of 4 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       D.H. Blair Investment Banking Corp.


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION


       Delaware

--------------------------------------------------------------------------------
   NUMBER OF      5    SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER
      EACH             430,048
   REPORTING      --------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER
      WITH             0
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                       430,048
----------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        430,048

--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


                       7.2%
--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*
                     BD
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

                                                          Page 4 of 4 Pages


Item 1.     J. Morton Davis and D.H. Blair Investment Banking Corp.
            ("Blair Investment") (together, the "Reporting Parties"), hereby amend their statement on Schedule 13G relating to the Class
            A Common Stock, $.04 par value ("shares") of Information Management Technologies Corporation (the "Issuer") as follows:


Item 4. is hereby amended in its entirety as follows:

             (a)(b) As of December 31, 1997, Mr. Davis may be deemed
                    to beneficially own 444,364 shares (1) or 7.4% of the Issuer's shares issued and outstanding as follows: (i) 30,970 shares and 399,078 shares underlying 798,156 Class A Warrants (2) owned by Blair Investment, and (ii) 2,268 shares and 12,048 shares underlying 24,097 Class A Warrants owned by Parliament Hill Capital Corporation (3).

                    As of December 31, 1997, Blair Investment may be deemed to beneficially own 430,048 shares as indicated in (i) above, or 7.2%.

                (c) Blair  Investment  has granted the power to vote or
                    to direct the vote of all of the shares of the Issuer that Blair Investment owns or is entitled to vote to the Chief Executive Officer of the Issuer. Mr. Davis has sole dispositive power over shares owned by Blair Investment. Mr. Davis shares voting and dispositive control over shares directly owned by PHCC with PHCC's Board of Directors of which Mr. Davis is Chairman.


                                   Signature.


            After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.




Date: January 12, 1998



By: /s/ J. Morton Davis
   -------------------------------
    J. Morton Davis



Date: January 12, 1998
      D.H. Blair Investment Banking Corp.



By:  /s/ David Nachamie
   -------------------------------
     David Nachamie
     Treasurer

___________________________________________________________________________

     (1) These numbers reflect that on May 15, 1995, there was a one for four reverse split of the Issuer's shares.

     (2) Four Class A Warrants entitle the holder to purchase until April 5, 1999 at a price of $1.75 per Warrant, one share of Class A Common Stock and one Redeemable Class B Warrant ("Class B Warrant"). Four Class B Warrants entitle the holder to purchase at any time from the date of issuance until April 5, 1999, at a price of $2.50 per Warrant, one share of Class A Common Stock.

     (3)  Parliament  Hill  Capital  Corporation   ("PHCC") is  a  wholly-owned
subsidiary of Parliament Hill Corporation, a private corporation of which Mr. Davis' wife, Rosalind Davidowitz, beneficially owns approximately 72.7%, and Blair Investment beneficially owns approximately 13.4%.